Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-136797
333-136797-01
Prospectus Supplement No. 7
(To Prospectus Dated August 21, 2006)

NABORS INDUSTRIES, INC.	NABORS INDUSTRIES LTD.
$2,750,000,000
0.94% SENIOR EXCHANGEABLE NOTES DUE 2011
GUARANTEED BY NABORS INDUSTRIES LTD.

COMMON SHARES, PAR VALUE U.S.$0.001 PER SHARE, OF NABORS INDUSTRIES LTD.
ISSUABLE UPON EXCHANGE OF THE NOTES

GUARANTEE OF NABORS INDUSTRIES LTD.

     This prospectus supplement, which supplements the prospectus filed by Nabors Industries, Inc. (the “Company”) and Nabors Industries Ltd. (“Nabors”) on August 21, 2006, as supplemented on September 7, 2006, September 22, 2006, October 10, 2006, November 13, 2006, January 25, 2007 and March 6, 2007 will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. You should read this prospectus supplement in conjunction with the related prospectus, as previously supplemented, which is to be delivered by selling security holders to prospective purchasers along with this prospectus supplement.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should read and rely only on the information contained in the prospectus supplements and the related prospectus, together with those documents incorporated by reference, as described on page (iii) of the related prospectus under “Incorporation By Reference.” Neither the Company, Nabors nor any selling security holder has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling security holders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus, as previously supplemented, constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus, as previously supplemented, is accurate as of any date other than the date on the front cover of the respective document.
Investing in the notes or Nabors’ common shares issuable upon exchange of the notes involves risks.
See “Risk Factors,” beginning on page 5 of the related prospectus.

The date of this prospectus is May 10, 2007.

     The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading “Selling Security Holders” in the related prospectus. The information is based on information provided to the Company and Nabors by or on behalf of the selling security holders on or prior to May 10, 2007 and has not been independently verified by the Company and Nabors. Since the date on which each selling security holder identified below provided this information, any of these selling security holders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling security holders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling security holders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many of Nabors’ common shares the selling security holders will hold upon consummation of any such sales. Information about other selling security holders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

	0.94% Senior Exchangeable
	Notes Due 2011			Common Shares
	Principal	Percentage of	Nabors'
	Amount of Notes	Notes	Common Shares	Number of	Number of
	Beneficially	Outstanding	Owned Prior	Shares	Shares Held
	Owned and	Before	to the	Offered	After
Name	Offered Hereby	Offering	Offering(1)(2)	for Sale(1)	Offering
Citigroup Global Markets Inc. (3)	92,439,000	3.36%	2,244,573	2,017,213	227,360
DKR SoundShore Oasis Holding Fund Ltd. (4)	5,000,000	*	109,110	109,110	0
Goldman, Sachs & Co. (5)	5,000,000	*	1,815,513	109,110	1,696,393
The Master Trust Bank of Japan, Ltd., as trustee for AIG US CB Mother Fund	1,000,000	*	21,822	21,822	0
RCG Latitude Master Fund, Ltd. (6)	10,672,000	*	232,885	232,885	0
RCG PB Ltd. (6)	2,691,000	*	58,723	58,723	0
Sanno Point Master Fund Ltd. (7)	4,000,000	*	218,220	87,288	130,932
Xavex Convertible Arbitrage 5 (6)	637,000	*	13,900	13,900	0

*	less than one percent

(1)	Includes Nabors’ common shares issuable upon exchange of the notes based on the initial exchange rate of 21.8221 common shares per $1,000 principal amount of the notes. However, on exchange, the principal amount of the notes will be paid in cash and the exchange rate is subject to adjustment as described under “Description of the Notes — Exchange of Notes,” in the related prospectus. As a result, the number of common shares issuable upon exchange of the notes may increase or decrease in the future.

(2)	In calculating the number of Nabors’ Common Shares Owned Prior to the Offering, we treated as outstanding the number of Nabors’ common shares issuable upon exchange of all of that particular holder’s notes in accordance with the applicable referenced exchange rates.

(3)	Citigroup Global Markets Inc. (“Citigroup”) is a subsidiary of Citigroup Inc., a publicly-held entity, and has identified itself as a broker-dealer. Citigroup participated as co-book runner for the private offering of the notes. The number of Nabors’ Common Shares Owned Prior to the Offering by Citigroup includes $7,969,000 principal amount of our Series B Zero Coupon Senior Exchangeable Notes Due 2023 (exchangeable for Nabors’ common shares at the exchange rate of 28.5306 common shares per $1,000 principal amount of notes).

(4)	The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any securities held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the securities.

(5)	Goldman Sachs & Co. (“Goldman”) has identified itself as a registered broker-dealer and subsidiary of a publicly held entity, GS Group, Inc. The Aggregate Principal Amount of Notes Owned and Offered Hereby does not include $23,033,000 aggregate principal amount of notes owned by Goldman that are freely transferable. The number of Nabors’ Common Shares Owned Prior to the Offering includes (i) shares issuable upon exchange of such $23,033,000 aggregate principal amount of the notes which are freely transferable, (ii) shares issuable upon exchange of $29,000,000 aggregate principal amount of our Zero Coupon Convertible Senior Debentures due 2021 (exchangeable for Nabors’ common shares at the exchange rate of 14.149 common shares per $1,000 principal amount of debentures), (iii) 458,774 Nabors’ common shares held directly by Goldman and (iii) 334,670 Nabors’ common shares that represent shares issuable upon exchange of certain of Nabors’ exchangeable notes or are held directly by Goldman for trading in certain over-the-counter markets.

(6)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of RCG Latitude Master Fund, Ltd. (“Latitude”) and has voting control and investment discretion over securities held by Latitude. Ramius Capital disclaims beneficial ownership of the shares held by Latitude. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

The investment advisor to each of RCG Latitude Master Fund, Ltd., RCG PB Ltd., and Xavex Convertible Arbitage 5 is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group L.L.C. is a NASD member. However, we are informed that this affiliate will not sell any shares purchased in this offering by RCG Latitude Master Fund, Ltd. and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(7)	David Hammond and Mark Tanaka of Sanno Point Capital Management L.L.C., 623 Fifth Avenue 16th Floor, New York, NY 10022 are the Portfolio Managers and are jointly responsible for all investment decisions of the beneficial owner in Item 1(a), Sanno Master Fund Ltd.

The Aggregate Principal Amount of Notes Owned and Offered Hereby does not include $6,000,000 aggregate principal amount of notes owned by Sanno Point Master Fund Ltd. that are freely transferable and the number of Nabors’ Common Shares Owned Prior to the Offering includes shares issuable upon exchange of such $6,000,000 aggregate principal amount of the notes which are freely transferable.